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                                           Filed by Destron Fearing Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                   Subject Company: Destron Fearing Corporation
                                                  Commission file No. 000-18342



APPLIED DIGITAL SOLUTIONS, INC. AND DESTRON FEARING CORPORATION AMEND MERGER AGREEMENT

         Palm Beach, FL and South St. Paul, MN, May 26, 2000 - Applied Digital Solutions, Inc. (Nasdaq:ADSX) and Destron Fearing Corporation (Nasdaq SmallCap:
DFCO) announced they have signed an amendment to their definitive merger agreement. The amendment modifies the exchange ratio for the merger, eliminates the right of either party to terminate the agreement due to an increase or decrease in the price of Applied Digital Solutions' common stock and prohibits, without Destron Fearing's consent, Applied Digital Solutions from entering into an acquisition agreement with any other public company prior to the earlier to occur of the completion of the merger or the termination of the merger agreement. Under the merger agreement executed by the parties on April 25, 2000, Applied Digital Solutions will acquire Destron Fearing in a tax-free exchange of common stock in a merger of Destron Fearing with Digital Angel.net Inc., a wholly owned subsidiary of Applied Digital Solutions. The combined companies will do business under the Digital Angel.net Inc. name.

         Under the terms of the amendment, Destron Fearing stockholders will receive 1.50 shares of Applied Digital Solutions stock for every share of Destron Fearing. Under the amendment to the merger agreement, no further adjustments will be made to the exchange ratio due to changes in the price of Applied Digital Solutions' common stock. After the completion of the merger, Destron Fearing stockholders will own an estimated 28% of the common stock of Applied Digital Solutions, excluding shares of common stock issuable upon the exercise of options and warrants of Destron Fearing assumed in the merger.

         The amendment to the merger agreement also eliminates the right of Applied Digital Solutions or Destron Fearing to terminate the merger agreement if the price of Applied Digital Solutions' common stock moves above or below certain price thresholds. Prior to the amendment, either party had the right to terminate the merger agreement if the average closing price of the Applied Digital Solutions' common stock was above $24.00 per share or below $6.00 per share for a certain period prior to closing.


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         Additionally, the amendment to the merger agreement prohibits Applied
Digital Solutions or its subsidiaries from entering into an agreement to acquire, without the consent of Destron Fearing, all or substantially all of the capital stock or the assets of any other public company. This prohibition will remain in effect until the earlier to occur of the completion of the merger or the termination of the merger agreement.

         Applied Digital Solutions and Destron Fearing believe these amendments were necessary in light of recent market volatility and the decrease in the price of the common stock of both companies. The amended merger agreement, which has already been approved by Boards of Directors of Applied Digital Solutions and Destron Fearing, is subject to approval by Applied Digital Solutions shareholders and Destron Fearing stockholders, as well as regulatory review, including Hart-Scott-Rodino. Pending these approvals, the completion of the deal is expected at the beginning of the third quarter of this year. No assurance can be given that this agreement will result in a transaction.

ABOUT APPLIED DIGITAL SOLUTIONS

Applied Digital Solutions is a leading-edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions was ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the company's web site at http://www.adsx.com.

ABOUT DIGITAL ANGEL

In December of 1999, Applied Digital Solutions announced that it had acquired the patent rights to a miniature digital transceiver - which it has named Digital Angel - implantable within the human body that could be used for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-commerce security, locating lost or missing individuals, tracking the location of valuable property and pets, and monitoring the medical conditions of at-risk patients. The implantable device sends and receives data and can be continuously tracked by GPS (Global Positioning Satellite) technology. For more information about Digital Angel, visit www.digitalangel.net.

ABOUT DESTRON FEARING CORPORATION

Destron Fearing Corporation has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.


Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions shareholders in favor of the merger. Information concerning Applied


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Digital Solutions' participants in the solicitation was filed with the SEC under Rule 425 on May 9, 2000. In addition, Destron Fearing, its directors, executive officers and employees may be soliciting proxies from Destron Fearing stockholders in favor of the merger. Information concerning Destron Fearing's participants in the solicitation was filed with the SEC under Rule 425 on May 8, 2000.

Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forward- looking statements to reflect subsequently occurring events or circumstances.



CONTACT:          Applied Digital Solutions, Inc.

                  Ovations International Inc.
                  Matthew Cossolotto, 914/245-9721
                  matthew@ovations.com or

                  ADS Investor Relations
                  Robert Jackson, 303/707-1468
                  Fax: 303/703-8250
                   rjackson@adsx.com

                  Destron Fearing Corporation

                  BlueFire Partners
                  1300 Fifth Street Towers, 150 S. 5th Street
                  Minneapolis, Minnesota 55402
                  Doug Ewing or Tom Langenfeld, (612) 371-0000 or

                  Destron Fearing Corporation
                  Thomas Patin, (651) 455-1621
                  490 Villaume Avenue
                  South St. Paul, Minnesota 55075

                                     # # #

         Applied Digital Solutions and Destron Fearing will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE


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JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED
WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480; Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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